EXHIBIT 99.1
                                  NEWS RELEASE


                                              Contact: Donald P. Visco
                                                       Vice President - Sales
                                                       Strategic Investors Group
                                                       954-567-1639
                                                       dvisco@stratego-net
                                                       -------------------

FOR IMMEDIATE RELEASE
---------------------

                        BULLHIDE UPDATES SHAREHOLDERS ON
                        PREVIOUSLY ANNOUNCED TRANSACTIONS

         Deerfield Beach, Florida- January 26, 2000 - Bullhide Corporation (Pink
Sheets: BULH) is issuing this press release to revise and update certain statements that it made in previous press releases over the past thirteen (13) months.

         In December 1998, Bullhide entered into a one year License Agreement with Sears, Roebuck and Co. Pursuant to the License Agreement, the two companies agreed to a two-store test in the Orlando area in which Bullhide would make use of vacant space in these Sears Automotive Centers. As a licensee of Sears, Bullhide had intended to install Bullhide spray-on bedliners and/or accessories in truck beds, campers, trailers, and boat decks. Based on its contract with Sears, Bullhide had made statements on its web site that it intended to establish over 800 installation centers over the next five years. Bullhide had also predicted that its total sales in year five would approach $64 million, generating $12 million in net income and that it would sell over 960 Spraymaster machines over the next five years. However, in August 1999, both parties realized that they would not be able to perform as expected under the Licensing Agreement. Accordingly, the License Agreement was terminated, and the projected revenue and income from this Agreement will not be achieved.

         In June 1999, Bullhide entered into negotiations with Scorpion Truck Bedlinings, Inc. Scorpion has a low-cost spray-on truck bedliner system, which it markets primarily to auto body and collision repair systems. Scorpion also has a network of 300 dealers in 17 countries. Bullhide had hoped that it could add Scorpion's low cost spray-on truck bedliner system to its product line and benefit from Scorpion's network of dealers. In a June 22, 1999 press release, Bullhide had stated that the Scorpion acquisition could increase Bullhide's revenues 100% to almost $5,000,000. However, after completing its due diligence investigation of Scorpion, Bullhide determined that the profitability of an acquisition with Scorpion would not be as expected. Therefore, Bullhide has not proceeded any further with these negotiations.

         On June 15, 1999, Bullhide issued a press release pertaining to Mountain States Home Improvement, Inc. ("MSHI"), one of its original equipment manufacturers. MSHI produces Tread-Ex, a prefabricated staircase cover, designed as a low cost permanent solution to concrete and wood stairs that are worn and in disrepair. In June 1999, MSHI completed a contract to cover approximately 1,000 stairs, treads, risers and landings at a condominium complex in Denver, Colorado. With approximately 50 signed contracts in hand, each averaging 500 - 600 steps and $22,000 in revenue, MSHI anticipated that it would purchase at least $4,200 worth of Bullhide products per day.

 Based on these representations from MSHI, Bullhide estimated that MSHI's purchases would generate revenues of approximately $1,500,000 and stated such in a press release dated June 15, 1999. However, MSHI has not been making purchases in these quantities and Bullhide is unable, at this time, to predict or forecast the revenues from its relationship with MSHI.

         Bullhide Corporation has a revolutionary patent pending
polyurethane-based material initially targeted for the pick-up truck bedliner market. With its superior strength, toughness, anti-skid properties and excellent chemical resistance, Bullhide has expanded into the industrial flooring market. Additionally, when spray molded onto metal, wood, fiberglass or concrete, this product provides: superior protection from corrosion and deterioration, chemical containment; sound dampening; waterproofing; and, equipment protection. For more information, visit Bullhide's web site at www.bullhide.come.
------------------

                                       2